

April 4, 2013

Via E-mail
Paul J. Palmieri
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re: Millennial Media, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 001-35478**

Dear Mr. Palmieri:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 44

1. In your revenue results we note your discussion regarding brand advertiser and performance advertiser client segments. Please expand and clarify here, and elsewhere as appropriate, the following:

      a. who "brand" and "performance" advertisers are and what differentiates them as clients besides pricing models;

      b. whether and how brand and performance advertisers use of the CPM and CPC/CPA pricing models, respectively, affects gross margin performance; and

      c. quantify the amount of revenue brand and performance advertisers comprise on an percentage basis and tell us if there are any underlying trends in year to year percentage changes.

Please provide us with your proposed disclosures.

2. In regard to your international operations, please explain to us and disclose whether the overall mix of advertisers using the various pricing models is the same as your domestic operations. Furthermore, tell us whether the corresponding cost of revenues as a percentage of revenues in your international operations are the same as domestic costs. For example, tell us whether the company negotiated the same favorable pricing terms with foreign developers as with domestic ones, as you described on page 45. Please provide us with your proposed disclosures.

3. In regard to your cost of revenue discussion on page 45, please clarify here, and elsewhere as appropriate, what you mean by "advertising inventory" and quantify the amount of greater quantities purchased. Furthermore, please tell us and disclose why you were able to receive "more favorable pricing terms with developers" and quantify how much more favorable those pricing terms were than in the prior year. Lastly, please clarify and quantify how the improved optimization of the ad delivery process and increased usage of the self-service portal contributed to your "increase in gross margin." Please provide us with your proposed disclosures.

13. Segment and Geographic Information, page 81

4. In light of your increasing sales outside of the U.S., please tell us whether the CODM continues to review only a single set of discrete financial information on a consolidated basis that encompasses your entire operations for purposes of making operating decisions and assessing financial performance. Furthermore, besides international selling and marketing costs, tell us whether the CODM reviews any financial information regarding costs paid to developers in European and Asian markets.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director